8 King Street East, Suite 1201 Toronto, Ont, M5C 1B5 Canada Tel: 416 203 2448 Fax: 416 203 0099 Website : www.crystallex.com

July 28, 2009

VIA: EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention:	Mr. Chris White – Branch Chief

Re:	SEC File No. 1-14620

Form 40-F for the Fiscal Year Ended December 31, 2007 Filed April 1, 2008

Form 40-F for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009

In response to the Staff’s comment letter to Crystallex International Corporation (the “Company”), dated June 24, 2009 (the “Comment Letter”), we are providing the information set out below. The text of the comment in the Comment Letter has been duplicated in bold and italics type preceding the Company’s response.

In connection with this response letter, the Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 40-F for the fiscal year ended December 31, 2008

Note 7 - Share capital, options

We note your response to our prior comment 1 from our letter dated April 21, 2009.  Your response does not address the specific exceptions to liability classification described in footnote 19 of SFAS No. 123(R).  We note you are granting options with an exercise price denominated in Canadian dollars to directors and employees in the United States and Venezuela.  Further, your functional currency is the Untied States dollar.  Therefore, it appears for employees and directors in the United States and Venezuela, the value of their options will vary not only in relation to changes in price of your shares, but also to changes in the value of Canadian dollars against United States dollars.  As a result, we believe that paragraph 33 and footnote 19 of SFAS No. 123(R) require liability accounting for these options for purposes of US GAAP.  We believe you should restate your financial statements accordingly.  If you conclude that the impact of the error is not material, provide a detailed analysis supporting your conclusion.  See SAB Topic 1:M.

Background:

The Company is dual-listed, with its common shares actively trading on the Toronto Stock Exchange (“TSX”) – a Canadian dollar exchange, and the NYSE Amex Exchange, a US. dollar exchange.

The Company has granted stock options to directors, employees, and service providers in Canada, the United States, and Venezuela.  All stock options were granted with an exercise price denominated in Canadian dollars.

To recap the different currencies:

Currencies that Crystallex’s equity security trades	CDN and US dollar
Reporting currency of the Company	US dollar
Functional currency of the Company	US dollar
Functional currency of subsidiaries where employees work	US dollar
Currency in which directors and certain employees are paid	US dollar & Venezuelan Bolivar

Stock options have been recorded as equity under both U.S. and Canadian GAAP.

We have reviewed our accounting treatment under Canadian GAAP and US GAAP, and continue to believe that the denomination of our stock options in the Canadian dollar currency, which is a currency other than the functional currency of the Company and its subsidiaries or the currency in which the directors and service providers are paid, would not cause such awards to be liabilities. Our analysis in support of this determination follows.

Analysis

As SEC Staff have indicated in the comment letter, the principal guidance for evaluating exercise prices in varying foreign currencies, and whether this would cause the award to be a liability, is paragraph 33 of FAS 123(R), which is applicable for awards with conditions other than market, performance, or service conditions.  It is our understanding that the reason why liability accounting would be appropriate for options with exercise prices denominated in a currency other than the currency in which the shares trade is because they would be dual-indexed options.  The options would be indexed to the underlying share price as well as the fluctuations in the foreign denominated currency.

Paragraph 33 of SFAS 123(R) specifically states:

“An award may be indexed to a factor in addition to the entity’s share price.  If that additional factor is not a market, performance, or service condition, the award shall be classified as a liability for purposes of this Statement, and the additional factor shall be reflected in estimating the fair value of the award. [emphasis added].”

In the Company’s case, all stock options granted are denominated in Canadian dollars.  Given that this is the currency that the equity security trades (the TSX Exchange in Canadian dollars), we do not believe that such options are indexed to a factor in addition to the entity’s share price.  The awards are denominated in Canadian dollars and the entity’s share price is denominated in Canadian dollars on the TSX exchange.  Therefore the options are indexed solely to the underlying share price and are not dual-indexed.  We do not believe that paragraph 33 of SFAS 123(R) would require liability treatment for options issued under such a fact pattern in the absence of any other features that would require liability classification.

As advised by SEC Staff, we have reviewed the exceptions in footnote 19 of SFAS 123(R) for options granted in the functional currency of the company or in the currency in which the employee’s pay is denominated.  We do not believe these exceptions are applicable, because, as noted above, the options are granted in Canadian dollars while the Company’s functional currency is the US dollar and the personnel in question are paid in either US dollars or Venezuelan Bolivars Fuertes.  Although neither of these exceptions is met, we do not believe that liability accounting is required because as noted above, the award is not indexed to a factor in addition to the entity’s share price.

Further, we reviewed the Basis for Conclusions of SFAS 123(R), paragraph B129, which provided us with further insight and understanding into the considerations of the FASB Board in evaluating awards with exercise prices in varying foreign currencies and why the Board agreed to Footnote 19 exceptions.

“The Exposure Draft would (implicitly) have required that all equity instruments with exercise prices denominated in a currency other than the currency of the market in which the underlying equity instrument primarily trades to be accounted for as liabilities.  Certain respondents to the Exposure Draft requested that this Statement include an exception for certain equity instruments with exercise prices denominated in a currency other than the reporting currency, similar to the exception provided in Issue 00-23.  The Board agreed that a narrow exception to the requirements of paragraph 33 of this Statement would be appropriate.”

The Company continues to believe that these exceptions are not applicable as the equity instruments in question are denominated in the currency in which the underlying equity instrument trades.

Conclusion

To summarize the guidance in paragraph 33, footnote 19 and conclusions in paragraph B129 for awards granted with exercise prices in varying foreign currencies, liability accounting would not be required if the exercise price (which is Canadian $) is denominated in:

1.         The currency in which the underlying shares are traded;
2.         The functional currency of the subsidiary; or
3.         The currency in which the employees are paid.

We believe that Item #1 has been met, and therefore liability classification is not required.

If you have any questions regarding this response letter, it may be beneficial for us to arrange a call to discuss further.  I can be reached at (416) 777-7330.

Yours truly,
CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Hemdat Sawh

Hemdat Sawh
Chief Financial Officer

cc:	Bob Carroll (Securities and Exchange Commission)
Sandy Eisen (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)
PricewaterhouseCoopers LLP